August 4, 2006

Mail Stop 4561

Mr. Roberto Egydio Setubal
Co-Vice Chairman, President, and Chief Executive Officer
Banco Itau Holding Financeira S.A.
Praca Alfredo Egydio de Souza Aranha, 100
04344-902 Sao Paulo, SP, Brazil

Re: **Banco Itau Holding Financeira S.A.**
        Form 20-F for Fiscal Year Ended December 31, 2005
        Filed June 8, 2006
        File Number: 001-15276

Dear Mr. Setubal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F, filed June 8, 2006

Allowance for Loan and Lease Losses, page 62

1.   We note your disclosure that you classify your portfolio into two main categories, one of which is "credits individually reviewed" and is comprised of large corporate non-homogeneous loans. However, on page 63 you state that you classify these loans on different rating categories and use internally developed models as the main reference for estimating the probable losses for each rating category. Since it does not appear that these loans are individually reviewed for impairment, please tell us how your methodology is in compliance with SFAS 114 for your "credits individually reviewed."

Notes to Consolidated Financial Statements

Note 8 – Loans and Leases, page F-27

2.   We note your disclosure that you do not recognize interest income during the period the loans are considered non-performing and also that the impact on interest income as a result of non-performing loans was not material to any of the years presented. Please tell us, revise your future filings, and provide us with your proposed disclosure that:

- discloses the interest income forgone on your non-performing loans for each period presented; and
- complies with the disclosure requirements of paragraph 6(i) SFAS 118.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Roberto Egydio Setubal
Banco Itau Holding Financeira S.A.
August 4, 2006
Page 3

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3490, if you have questions regarding these comments.

       Sincerely,

       Don Walker
       Senior Assistant Chief Accountant